Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc.
                                                        (no Commission File No.)

                                  NEWS RELEASE

            ABRAXAS REPORTS IMPROVED SECOND QUARTER FINANCIAL RESULTS
                             AND OPERATIONAL UPDATE

SAN ANTONIO, TX (August 13, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) today announced that successful drilling, cost effective operations, and improved prices all contributed to Abraxas meeting analysts'guidance results. For the quarter ended Jue 30, 2001, a 75% improvement, compared to the prior year period, in both cash flow (after interest) and losses resulted in $.28 cash flow per share and $.05 net loss per share. The Company is also working aggressively to both restructure its debt to bring interest costs down and improve its balance sheet as well as continue to reduce operating costs. All of which augurs well for Abraxas' future. Bob Watson, Company CEO, commented, "In south Texas we drilled a successful offset to our previously announced Dimon #1 well confirming our 3D seismic interpretation and setting up additional offset locations. This well, the Pettus #3, is currently producing at 3 MMcfe per day with 3000# of flowing tubing pressure."

Watson commented on other U.S. operations, "In west Texas two Montoya wells are now producing from our drilling agreement with EOG Resources, Inc. (NYSE:EOG) and two more wells are expected to be drilling in the second half. On our 100% owned Oates S.W. Montoya play, 3D seismic has been interpreted and one or two old well bores have been identified as re-entry candidates to test the Montoya and Devonian formations in this field at a much lower cost than drilling new wells. Operations will commence on the first of these re-entry candidates shortly. In Wyoming, the interpretation of our 3D seismic survey is complete and four zones have been identified that are potentially productive in our Brooks Draw area. Permitting has begun on two vertical wells that will allow us to confirm the 3D seismic interpretation and test multiple zones."

On Canadian operations, Mr. Watson stated, "Based on our 3D seismic acquired over the winter, over 50 locations have been identified in our core areas of Caroline and Pouce Coupe. Drilling has commenced in both areas since break-up in June and we have successfully drilled and evaluated 4 wells, with 2 wells currently drilling. Operations have been slowed by an extremely wet summer in Alberta but the first of these wells is expected to be on production in each of these areas shortly. In Ladyfern, we were successful in a recent lease sale in acquiring additional acreage within our 3D seismic survey that could add up to 2 additional locations to the 4 locations planned for this winter drilling season. Firm capacity has been contracted for on a planned pipeline expansion in anticipation of our drilling program this winter."

As previously announced, Abraxas commenced its tender on August 1 for the remaining shares of its 48.3% owned Canadian subsidiary Grey Wolf Exploration Inc. (TSE:GWX). The tender will expire on September 5, 2001, unless extended or withdrawn. The Company also completed approximately $10 million of asset sales in Canada during the quarter and in the third quarter expects to close on another approximate $10 million of non-core asset sales in Canada. These asset sales combined with the tender for Grey Wolf are another step in the restructuring of the Company's balance sheet that will improve liquidity and earnings going forward and allow Abraxas to continue to improve its cost structure while focusing on its portfolio of drilling projects in its core areas. For the balance of 2001, the Company expects to continue its successful exploitation activities in the United States and in Canada and looks forward to its winter drilling program in the Ladyfern area. At the same time the Company will continue to review ways to improve its balance sheet and pare costs in order to maintain liquidity and enhance shareholder value.

Abraxas invites your participation in a conference call on Tuesday, August 14th, at 10:30 am CDT to discuss the contents of this release and respond to questions. Please call 1-800-289-0436 between 10:20 and 10:30 am CDT, confirmation code 456060, if you would like to participate in the call. There will be a replay of the conference call available by calling 1-888-203-1112, confirmation code 456060, approximately 12:30 pm CDT Tuesday, August 14th, through 5:00 pm CDT Tuesday, August 21st.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF. ANY SUCH OFFER OR SOLICITATION WILL BE SUBJECT TO CERTAIN CUSTOMARY CONDITIONS AND WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH HAVE BEEN FILED WITH THE SEC AND HAVE BEEN MAILED TO GREY WOLF'S STOCKHOLDERS. GREY WOLF'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS ARE ALSO AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploration and production company that also processes natural gas. It operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com, for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Chris Williford/CFO and Executive Vice President
Telephone 210.490.4788
cwilliford@abraxaspetroleum.com
www.abraxaspetroleum.com

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                          ABRAXAS PETROLEUM CORPORATION
                                                          QUARTER-END RESULTS
                                                                        (UNAUDITED)
                                                            Three Months                  Six Months
(In thousands except per share data)                       Ended June 30,               Ended June 30,

                                                           2001              2000         2001           2000
                                                           ----              ----         ----           ----
                    Operations Data:
Revenues                                                $21,116           $16,287      $50,202        $33,004
Cash Flow (Before Working Capital Changes)*               6,636             3,791       20,739          5,977
Net Income(Loss)*                                        (1,274)           (5,413)      (1,019)       (12,240)
Net Income(Loss)  Per Share*                               (.05)             (.24)       (.004)          (.54)

Weighted Ave. Shares Outstanding                           23.6              22.7         23.1           22.6

                   Production:
Crude Oil (BPD)                                           1,347             1,773        1,408          1,812
NGL (BPD)                                                   723               900          795            903
Natural Gas (MCFPD)                                      49,776            56,135       50,588         57,957
MMCFEPD                                                    62.2              72.2         63.9           74.2

          Prices (net of hedge losses):
Crude Oil ($/BBL)                                        $25.32            $15.98       $26.31         $15.85
NGL's ($/BBL)                                             24.10             19.72        26.46          20.62
Natural Gas ($/MCF)                                        3.41              2.21         4.14           2.13
Price per MCFE                                             3.56              2.36         4.18           2.32

                    Expenses:
Lease Operating ($/MCFE)                                   $.77              $.66         $.80           $.66
General & Administrative ($/MCFE)                           .28               .25          .32            .23
Interest ($/MCFE)                                          1.38              1.16         1.35           1.14
D/D/A ($/MCFE)                                             1.46              1.30         1.48           1.29

*YTD 6/30/2000  proforma  for  comparability  purposes,   excludes  a  one  time
     significant  gain of $34.0 million  related to the company's sale of equity method investment.
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

                          Balance Sheet Data (In $000s)
                                                      June 30, 2001        December 31, 2000
Working Capital (Deficit)**                                $(9,326)               $(13,829)
Plant/Property/Equipment, Net                              305,889                 304,784
Total Assets                                               328,823                 335,560

Long-Term Debt                                             271,709                 266,441
Shareholders Equity (Deficit)***                           (16,989)                 (6,503)
Common Shares Outstanding (Millions)                          26.0                    22.6

            **YTD 6/30/2001, excludes current liability related to hedge accounting of $5.3 million less related deferred tax asset of $1.0 million

            *** YTD 6/30/2001 includes an Other Comprehensive Income net charge of ($6.0) million related to hedge accounting adopted in 2001.


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
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                 Abraxas Petroleum Corporation and Subsidiaries

                      Consolidated Statements of Operations
                                   (Unaudited)

                                                            Three Months Ended June 30,            Six Months Ended June 30,
                                                               2001               2000              2001               2000
                                                        ------------------- ----------------- ----------------- -------------------
                                                                           (In thousands except per share data)
Revenue:
   Oil and gas production revenues ...................     $      20,127       $    15,501       $     48,376      $     31,127
                                                                                                              $
   Gas processing revenues ...........................               498               645                934             1,402
   Rig revenues ......................................               225               119                408               250
   Other  ............................................               266                22                484               225
                                                        ------------------- ----------------- ----------------- -------------------
                                                                  21,116            16,287             50,202            33,004
Operating costs and expenses:
   Lease operating and production taxes ..............             4,332             4,301              9,191             8,930
   Depreciation, depletion, and amortization .........             8,288             8,518             17,129            17,466
   Rig operations ....................................               191               196                344               384
   General and administrative ........................             1,575             1,643              3,684             3,082
   General and administrative (Stock-based
     compensation) ...................................            (2,332)                -             (1,401)                -
                                                        ------------------- ----------------- ----------------- -------------------
                                                                  12,054            14,658             28,947            29,862
                                                        ------------------- ----------------- ----------------- -------------------
Operating income .....................................             9,062             1,629             21,255             3,142

Other (income) expense:
   Interest income ...................................               (12)             (267)               (28)             (327)
   Amortization of deferred financing fee ............               455               508                910             1,015
   Interest expense ..................................             7,829             7,892             15,610            15,665
   Gain on sale of equity investment..................                 -                 -                  -           (33,983)
   Other expense .....................................                 -                 -                 16               436
                                                        ------------------- ----------------- ----------------- -------------------
                                                                   8,272             8,133             16,508           (17,194)
                                                        ------------------- ----------------- ----------------- -------------------
Net income (loss) from operations before taxes and
   extraordinary item .............................                  790            (6,504)             4,747            20,336

Income tax expense (benefit)..........................             1,509                31              4,285              (296)

Minority interest in income of consolidated foreign
   subsidiary ........................................               555               204              1,481               215
                                                        ------------------- ----------------- ----------------- -------------------
Net income (loss)  before extraordinary item ......               (1,274)           (6,739)            (1,019)           20,417
Extraordinary item:
   Debt extinguishment and restructure................                 -             1,326                  -             1,326
                                                        ------------------- ----------------- ----------------- -------------------
Net income (loss)  ................................        $      (1,274)      $    (5,413)      $     (1,019)     $     21,743
                                                        =================== ================= ================= ===================
Earnings (loss) per common share:
     Net Income (loss) before extraordinary item...       $        (0.05)     $    (0.30)        $     (0.04)      $        0.90
     Extraordinary item ...........................                 -               0.06                 -                  0.06
                                                        ------------------- ----------------- ----------------- -------------------
Net income (loss) per common share ................       $        (0.05)     $    (0.24)        $     (0.04)      $        0.96
                                                        =================== ================= ================= ===================
Earnings (loss) per common share assuming dilution:
     Net Income (loss) before extraordinary item...       $        (0.05)     $    (0.30)        $     (0.04)      $        0.43
     Extraordinary item ...........................                -                0.06                 -                  0.03
                                                        ------------------- ----------------- ----------------- -------------------
Net income (loss) per common share ................       $        (0.05)     $    (0.24)        $     (0.04)      $        0.46
                                                        =================== ================= ================= ===================


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